                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                         Commission File Number 0-27556

                           NOTIFICATION OF LATE FILING

      (Check One): [ ] Form 10-K [_] Form 11-K [_] Form 20-F [X] Form 10-Q
                         [_] Form N-SAR [__] Form N-CSR

                       For Period Ended: December 31, 2004

                       [_] Transition Report on Form 10-K

                       [_] Transition Report on Form 20-F

                       [_] Transition Report on Form 11-K

                       [_] Transition Report on Form 10-Q

                       [_] Transition Report on Form N-SAR

     For the Transition Period Ended: ______________________________________

  Read attached instruction sheet before preparing form. Please print or type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ____________________________

                                     PART I
                             REGISTRANT INFORMATION

YouthStream Media Networks, Inc.
Full name of registrant

Former name if applicable

244 Madison Avenue, PMB #358
Address of principal executive office (Street and number)

New York, New York 10016
City, state and zip code

                                     PART II
                             RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     |    (a)  The reasons described in reasonable detail in Part III of this
     |         form could not be eliminated without unreasonable effort or
     |         expense;
     |
     |    (b)  The subject annual report, semi-annual report, transition report
     |         on Form 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion
     |         thereof will be filed on or before the 15th calendar day
[x]  |         following the prescribed due date; or the subject quarterly
     |         report or transition report on Form 10-Q, or portion thereof will
     |         be filed on or before the fifth calendar day following the
     |         prescribed due date; and
     |
     |    (c)  The accountant's statement or other exhibit required by Rule
     |         12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR,
N-CSR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Company has incurred a delay in assembling the information required to be included in its December 31, 2004 Form 10-QSB Quarterly Report. The Company
expects to file its December 31, 2004 Form 10-QSB Quarterly Report with the
Securities and Exchange Commission by February 22, 2005.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                       ROBERT N. WEINGARTEN (212) 883-0083
                       -----------------------------------
                      (Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the
Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of
1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
[X] Yes [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes [_] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

During the three months ended December 31, 2003, the Company conducted all of its revenue-generating business operations through a wholly-owned subsidiary,
Beyond the Wall, Inc. On February 25, 2004, the Company sold substantially all of the assets of this subsidiary to Clive Corporation, Inc. and 1903 West Main
Street Realty Management, LLC, which also assumed certain of the liabilities related to the business. The Company had previously discontinued its revenue-generating business operations that were not sold in this transaction.

Accordingly, the Company's consolidated financial statements for the three months ended December 31, 2003 will be restated to reflect the operations of this business for such period as a discontinued operation.

As a result of the sale of the Company's remaining revenue-generating business operations in February 2004, the Company expects to report no revenues from continuing operations and a reduced net loss for the three months ended December
31, 2004, as compared to the three months ended December 31, 2003.

                        YOUTHSTREAM MEDIA NETWORKS, INC.
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  February 11, 2005         By /s/ ROBERT N. WEINGARTEN
      -----------------            ---------------------------------------------
                                   Robert N. Weingarten
                                   Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative
(other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal
Violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission,
Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and
Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation
S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of
Regulation S-T.